UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   January 16, 2006                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         January 16, 2006

3.       PRESS RELEASE

         The press release was released on January 16, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         January 16, 2006.

                            ROCHESTER RESOURCES LTD.

        Suite 400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                          TSX Venture: RCT OTCBB: RCTFF

--------------------------------------------------------------------------------

NEWS RELEASE                                                    JANUARY 16, 2006

                          CLOSING OF PRIVATE PLACEMENTS

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV:  RCT AND OTCBB:  RCTFF):
Mr. Douglas Good, President, is pleased to announce the closing of the brokered and non-brokered private placements announced on November 25 and December 21, 2005, including the subsequent 100,000 unit increase on the non-brokered portion, as approved by the TSX Venture Exchange. The Company has issued a total of 5 million units, at $0.50 per unit, for gross proceeds of $2,500,000. The units consist of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to purchase an additional common share of the Company, at a price of $0.65 per share, until January 16, 2008, subject to the acceleration of the time of expiry in certain circumstances. The Company paid 10% cash as finders' fees on a portion of the non-brokered private placement. As agent for the brokered portion of the private placement, Canaccord Capital Corporation was paid a cash commission of 10% of the gross proceeds raised, Agent's Warrants equal to 5% of the number of units sold by Canaccord and a corporate finance fee of 25,000 common shares. All of the securities issued have a hold period expiring on May 17, 2006.

ON BEHALF OF THE BOARD                          -----------------------------
                                                INVESTOR INFORMATION CONTACT:
/s/ DOUGLAS GOOD                                -----------------------------
-----------------------------                   Douglas Good
Douglas Good, President & CEO                   Tel: (604) 484-6614
                                                -----------------------------
FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.